FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549

                         REPORT OF FOREIGN REGISTRANTS

                     PURSUANT TO RULE 13A-16 OR 15D-16 OF

                        SECURITIES EXCHANGE ACT OF 1934

                           GRANITE MORTGAGES 02-2 PLC
                (TRANSLATION OF REGISTRANT'S NAME INTO ENGLISH)
                          FIFTH FLOOR, 100 WOOD STREET,
                                LONDON EC2V 7EX,
                                     ENGLAND
                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)

                        GRANITE FINANCE TRUSTEES LIMITED
                (TRANSLATION OF REGISTRANT'S NAME INTO ENGLISH)
                              22 GRENVILLE STREET,
                           ST HELIER, JERSEY JE4 8PX,
                                 CHANNEL ISLANDS
                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)

                         GRANITE FINANCE FUNDING LIMITED
                (TRANSLATION OF REGISTRANT'S NAME INTO ENGLISH)
                               4 ROYAL MINT COURT,
                                LONDON EC3N 4HJ,
                                     ENGLAND
                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)

      INDICATE BY CHECK MARK WHETHER THE REGISTRANTS FILE OR WILL FILE ANNUAL REPORTS UNDER COVER FORM 20-F OR FORM 40-F

                     FORM 20-F.....X.....FORM 40-F..........

      INDICATE BY CHECK MARK WHETHER THE REGISTRANTS BY FURNISHING THE INFORMATION CONTAINED IN THIS FORM ARE ALSO THEREBY FURNISHING THE INFORMATION TO THE COMMISSION PURSUANT TO RULE 12G3-2(B) UNDER THE SECURITIES EXCHANGE ACT OF 1934.

                       YES..........NO........X...........

      On September 23, 2002, Granite Mortgages 02-2 plc issued and sold certain notes under Registration Statement No. 333-97023. Certain master trust documents which have been amended and restated on or about May 21, 2003, the provisions of which apply to Granite Mortgages 02-2 plc, are annexed hereto as Appendix A.

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

                                  SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

                                    GRANITE MORTGAGES 02-2 PLC


Date: June 13, 2003                 By:  /s/ Clive Rakestrow

                                    Name: Clive Rakestrow, representing
                                    LDC Securitisation Director No 1 Limited

                                    Title:  Director


                                    GRANITE FINANCE FUNDING LIMITED


                                    By:  /s/ Jonathan Rigby
Date: June 13, 2003
                                    Name: Jonathan Rigby


                                    Title:  Director


                                    GRANITE FINANCE TRUSTEES LIMITED


                                    By:  /s/ Richard Gough
Date: June 13, 2003
                                    Name: Richard Gough

                                    Title:  Director

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




                                    ANNEX A

                                 EXHIBIT INDEX

EXHIBIT NO.  DESCRIPTION OF EXHIBIT
-----------------------------------


4.2          Sixth Amended and Restated Mortgages Trust Deed

4.3          Sixth Amended and Restated Mortgage Sale Agreement

10.5.1       Fifth Amended and Restated Master Definitions Schedule

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